FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 The following is the text of an announcement released to the Stock Exchange of Hong Kong Limited on 25 September 2024 pursuant to rules 17.06A, 17.06B and 17.06C of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited:

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

25 September 2024

(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

GRANT OF SHARE OPTIONS

This announcement is made pursuant to Rules 17.06A, 17.06B and 17.06C of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 24 September 2024, HSBC Holdings plc (the "Company") granted share options ("Options") to employees to subscribe for a total of 11,845,471 ordinary shares of US$0.50 each of the Company ("Shares") under the HSBC Holdings Savings-Related Share Option Plan (UK) (the "Plan"). The following are the details of the grant:

Exercise Price at which the Options were granted	Option Period	Number of shares under Options
GBP 5.303	3 years	9,846,524
	5 years	1,998,947
Total number of Options granted	11,845,471
Closing market price of the ordinary shares on the London Stock Exchange on the date of grant	GBP 6.722
Vesting period of the Options	3 years, exercisable from 1 November 2027 to 28 April 2028
	5 years, exercisable from 1 November 2029 to 30 April 2030
Exercise period of the Options	No later than six months from the vesting date of the Options
Performance Targets and Clawback	Grants of Options under the Plan do not include performance conditions or clawback provisions due to the requirements of the UK tax legislation relevant to the Plan
Arrangements for the Company or a subsidiary to provide financial assistance to the grantees	None
Number of shares available for future grant under the plan mandate
The Plan is subject to three limits on the number of Shares committed to be issued under Options:

1.   10% of the ordinary share capital of the Company in issue immediately before that day, when added to the number of Shares which have been issued, or committed to be issued, to satisfy Options under the Plan, or options or awards under any other employee share plan operated by the Company granted in the previous 10 years. The number of Shares available to issue under this limit is 954,583,778.

2.   2,036,512,211 (being 10% of the Shares in issue (excluding treasury shares) on the date of shareholder approval of the numerical limit under the Plan) Shares issued under the Plan as well Options currently outstanding that were granted after last shareholder approval. The number of Shares available to issue under this limit is 1,948,958,840.

3.   4,675,000,000 Shares may be allocated for subscription under the Plan and put under option (including all outstanding Options). The number of Shares available to use under this limit is 4,102,263,390.

There were no Options granted to any director of the Company.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Sir Mark Edward Tucker*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson† and Swee Lian Teo†.

*  Non-executive Group Chairman
†  Independent non-executive Director

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom Web: www.hsbc.com
Incorporated in England with limited liability. Registered in England: number 617987

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 25 September 2024